Vf 3-12-02

02019718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-21223

SEC MAIL RECEIVED MAR 01 2002 PROCESSING WASH, D.C. SECTION 365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

White River Securities, LLC

OFFICIAL USE ONLY
98021223
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Mattera 347-643-4660
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

3/28/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ANDERSEN

WHITE RIVER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
TOGETHER WITH AUDITORS' REPORT

WHITE RIVER SECURITIES, LLC

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Managing Member of
White River Securities, LLC:

We have audited the accompanying statement of financial condition of White River Securities, LLC (a Delaware limited liability company) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of White River Securities, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 25, 2002

WHITE RIVER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$ 25,567
Securities owned, at market value	815,665,806
Receivable from brokers and dealers	354,487,470
Dividends and interest receivable	1,660,240
Total assets	$1,171,839,083

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Securities sold, but not yet purchased, at market value	$ 535,041,188
Payable to brokers and dealers	227,730
Accrued expenses and other liabilities	2,067,640
Total liabilities	537,336,558
MEMBER'S CAPITAL:	634,502,525
Total liabilities and member's capital	$1,171,839,083

The accompanying notes are an integral part of this statement.

WHITE RIVER SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

White River Securities, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware on December 16, 1998. White River Global Fund Management, Inc. (a Delaware corporation) is the managing member ("Managing Member") of the entity which is the sole member of the Company and is a wholly owned subsidiary of The Bear Stearns Companies Inc. (a Delaware corporation). Bear Stearns Global Convertible Fund, LLC and Bear Stearns Global Convertible Offshore Fund, Ltd. together own all of the nonmanaging member interests in the Company through a jointly held limited liability company.

The Company was formed for the purpose of trading in securities and acting as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. and is a full member of the American Stock Exchange, Inc.

The Company shall continue until December 31, 2028, unless dissolved before such date in accordance with the Limited Liability Company Act of the State of Delaware or by the election of the Managing Member.

As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States and prevailing industry practice, both of which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased, are valued at market. Dividend income is recorded on the ex-dividend date net of withholding taxes, and interest income and expense are recognized on the accrual basis.

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

The Company values its securities owned and securities sold, but not yet purchased listed on any national or global established securities exchange at the last sale price for that day or, if the security did not trade on such day, at the last sale price on the next preceding day in which a sale price is reported. Securities traded in the over-the-counter market are valued at the mid price between the highest bid and the lowest asked price on the inside market. If market quotations are not readily available, the valuation of such securities and instruments is determined by management.

In the normal course of its business, the Company engages in buying and selling securities denominated in foreign currency. The Company enters into foreign currency exchange contracts to minimize the risk of foreign currency fluctuations. Foreign currency assets and liabilities are revalued at the current spot rate. Foreign exchange contracts are revalued at the forward rate to maturity.

3. RELATED PARTY TRANSACTIONS

Receivable from brokers and dealers includes a net receivable from Bear, Stearns Securities Corp. ("BSSC"), its clearing broker, of $353,341,991 related to the Company's proprietary trading activity. As this amount is short-term in nature, its carrying amount is a reasonable estimate of fair value.

4. INCOME TAXES

No provision for federal, state and local income taxes has been included in the accompanying financial statements, as the member is responsible for reporting income or loss based its respective share of revenues and expenses as reported by the Company.

5. RECEIVABLE FROM BROKERS OR DEALERS AND PAYABLE TO BROKERS OR DEALERS

The components of receivable from brokers or dealers and payable to brokers or dealers as of December 31, 2001 are as follows:

Receivable from brokers or dealers:	
Clearing broker	$ 353,341,991
Other	1,145,479
	$ 354,487,470
Payable to brokers or dealers:	
Other	$ 227,730

As these amounts are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

6. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Details of securities owned and securities sold, but not yet purchased, at December 31, 2001, are as follows (000's omitted):

	Securities owned, at market value	Securities sold, but not yet purchased, at market value
Common stock	$ 5,390	$ 499,916
Preferred stock	477,075	-
Corporate debt	330,725	32,457
Other	2,476	2,668
	$ 815,666	$ 535,041

7. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined under the basic method, equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness balances arising from customer transactions, as defined. At December 31, 2001, the Company's net capital under SEC Rule 15c3-1 was $485.5 million and its net capital in excess of the minimum required was $485.4 million. Capital withdrawals are subject to certain restrictions and requirements as defined in SEC Rule 15c3-1.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker that requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into various debt and equity transactions as principal. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentration of credit risk.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing broker against various margin obligations of the Company, or deposited with the clearing broker for safekeeping purposes.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. The Company's principal activities are subject to the risk of counterparty nonperformance.

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlements. These include financial futures contracts, options contracts and swap agreements. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates.

The Company uses forward foreign currency exchange contracts to hedge against the effects of adverse movements in foreign currency exchange rates on security positions. Because a forward exchange contract effectively fixes the exchange rate between two currencies at a future date, it allows the Company to avoid the risk that a gain on a sale of a non-U.S.-denominated security will be reduced or eliminated by an adverse change in exchange rates. However, at the same time the Company gives up the potential gain that might be achieved should exchange rates move favorably.

Swap transactions and other contractual commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular instrument. The Company monitors and manages its exposure to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates and market volatility. For instruments such as options, the time period in which the options can be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affect the level of market risk.

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

At December 31, 2001, the fair values of derivative instruments are as follows:

	Assets	Liabilities
Financial futures contracts	$ 703,017	$ -
Equity option contracts	768,471	2,668,171
Forward currency contracts	646,559	-
Swap agreements	1,538,973	227,730

ANDERSEN

To the Managing Member of
White River Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of White River Securities, LLC. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange and Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, Managing Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 25, 2002